July 24, 2022

Board of Directors
Accredited Solutions, Inc.
(formerly Good Hemp, Inc.)
20016 Hickory Twig Way
Spring, Texas 77388

Re: Resignation as Officer and Director

Gentlemen:

Effective immediately, I hereby resign as Chief Executive Officer and Director of Accredited Solutions, Inc. (formerly Good Hemp, Inc.), a Nevada corporation (the "Company"), in order to pursue other interests. My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

Ron F. Sickels

Ron F. Sickels